UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding proposed distribution of profits

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	The following will be the proposed distribution of the profits obtained during year 2023, to be considered at the Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2023

GENERAL MEETING OF SHAREHOLDERS

Information reported in Colombian Pesos

Net Income			723,037,875,251.11

With tax benefit		723,037,875,251.11
Without tax benefit		-

Plus:
Occasional reserve release at the disposal of the General			7,220,882,540,490.76
Meeting of Shareholders

Year 2019 and following		7,220,882,540,490.76
With tax benefit	5,615,806,338,383.29
Without tax benefit	1,605,076,202,107.47

Total Income available at the disposal of the General	7,943,920,415,741.87
Meeting of Shareholders:

To distribute a cash profit of $2.00 per share per month during the months of April 2024 to March 2025, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.	569,843,418,096.00

The dividends will be taken from the profits of years 2019 and following, subject to be distributed with benefit for the shareholders. Note: Dividends will be paid within the first ten (10) days of each month according with applicable regulation.	569,843,418,096.00

Occasional reserve at the disposal of the General Meeting of Shareholders		7,374,076,997,645.87
Total with tax benefit:	5,769,000,795,538.40

Year 2023 Year 2022 Year 2021	723,037,875,251.11 960,641,489,741.21 1,629,509,516,179.19
Year 2020	1,535,096,023,015.28
Year 2019	920,715,891,351.61

Total without tax benefit:	1,605,076,202,107.47

Year 2023 Year 2022 Year 2021	- 1,580,537,752,857.82 24,538,449,249.65

TOTAL	7,943,920,415,741.87

Notes:

1.	The profits that are distributed from the profits of 2017 and following years, are subject to withholding tax at the source of dividends, in accordance with articles 242, 242-1 and 245 of the E.T. (Colombian Tax Law)

2.	Pursuant to article 242-1 of E.T. and in accordance with Regulatory Decree 1457/2020, the withholding at the source of dividends will be transferred to all shareholders according to their participation, as a lower value to pay.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel